

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Anthony F. Crudele
EVP - Chief Financial Officer & Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

      RE:    Form 10-K for the fiscal year ended December 27, 2008
              Form 10-Q for the period ended June 27, 2009
              Definitive Proxy Statement filed March 26, 2009
                  File No. 0-23314

Dear Mr. Crudele:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729.  Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant